NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 19, 2007, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(3)

The removal of HemoSense Inc. Common Stock, Par Value $.001 is being effected because the Exchange knows or is reliably informed that on November 6, 2007, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The security was suspended from trading by the Exchange on November 7, 2007.